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June 2, 2011

VIA EDGAR

Duc Dang

Senior Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Interactive Data Corporation
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-174079)

Dear Mr. Dang:

On behalf of Interactive Data Corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) the Registrant’s Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-174079) relating to its offer to exchange up to $700,000,000 in aggregate principal amount of registered 10  1/4% Senior Notes due 2018 of the Registrant for all outstanding 10  1/4% Senior Notes due 2018 of the Registrant.

Should members of the Commission’s staff have any questions or comments concerning the enclosed materials, please contact the undersigned at (212) 728-8747 or Gregory B. Astrachan at (212) 728-8608.

Very truly yours,

/s/ Manuel A. Miranda

Manuel A. Miranda

Enclosures

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh